Sub-account Bonus Endorsement

This endorsement forms a part of the contract to which it is attached. This bonus is guaranteed and will be paid as described below.

     A bonus of .0125% (.15% on an annualized basis) will be credited to your variable account value if the contract value is greater than or equal to $100,000. This bonus is credited on each monthly anniversary day.

In all other respects, the terms, conditions and provisions of the contract will remain the same.

Signed for Kansas City Life Insurance Company, a stock company, at its Home Office, 3520 Broadway, PO Box 419139, Kansas City, MO 64141-6139.

         /s/ C. John Malacarne                 /s/ R. Philip Bixby

                Secretary                            President